Contact

bryan.j.ricke@gmail.com

www.linkedin.com/in/bryanricke
(LinkedIn)
www.lookingglass.media
(Company)

Top Skills

Visual Communication

Video Color Grading

Storytelling

Publications

Rhetorical Problems and Cinematic
Solutions

Bryan Ricke

Filmmaker, Cinematographer, Editor, and Sound Editor working in
Narrative and Commercial Production
Burbank, California, United States

Summary

Looking Glass Media is owned and operated by Bryan Ricke. Bryan
has over 15 years of experience in production from branded content,
to news production, to feature films. Bryan received a Masters
degree in Communication from Clemson and a Bachelors degree
in Marketing from University of Florida. He is an award-winning
cinematographer, director, and writer.

Through his years in Los Angeles, Bryan has cultivated a hand-
selected team of talented people to create commercials, shorts, and
feature films. Looking Glass Media brings this network, experience,
and expertise to each and every project. We are excited to turn your
ideas into reality.

Contact me for a consultation! bryan@lookingglass.media

Specialties: editing, photography, video production, professional
writing and communication

—————

Experience

Freelance
Cinematographer and Editor
August 2010 - Present (13 years 10 months)
Los Angeles

Full time cinematographer and editor, working in the narrative, advertising, and
unscripted spaces. https://www.imdb.com/name/nm4178333/

Looking Glass Media
Founder
January 2010 - Present (14 years 5 months)

Looking Glass Media develops affordable and professional commercials,
social media content and/or corporate videos for small or medium businesses.
We offer a wide range of video production services to show off your brand.

Take the guess work out of content and social media, and allow us to support your company growth!

California State University, Los Angeles
WorkAbility Program Coordinator, Office of Students with Disabilities
May 2011 - May 2021 (10 years 1 month)
Greater Los Angeles Area

I managed the WorkAbility program with day-to-day functions and specialize as the point-of-contact for incoming participants. We have increased the number of qualified, interested applicants to the program through traditional marketing and through the cultivation of a network of academic professionals to refer students to the program. The WorkAbility program helps CSULA graduates with disabilities make the successful transition from academics to employment.

Clemson University
2 years 1 month

English Instructor
August 2009 - August 2010 (1 year 1 month)
Clemson, SC

Taught Freshman English Composition
Focused on the writing process, research, writing style, and rhetorical techniques
Emphasized visual rhetoric through new media projects

MATRF Assistantship
August 2008 - August 2009 (1 year 1 month)
Clemson, SC

Maintained University websites using CMS and HTML
Produced and edited videos for publication on the university website

WCJB TV20
Photojournalist
June 2006 - June 2007 (1 year 1 month)
Gainesville, FL

Filmed and edited video for daily broadcast
Wrote scripts for news packages
Operated live broadcast equipment for live coverage on location

City of Gainesville
Broadcast Engineering Paid Internship Position

May 2004 - June 2006 (2 years 2 months)

Directed coverage of City meetings live-to-air

Edited news-magazine style pieces for broadcast

Asissted in production of news style pieces for broadcast

Education

Clemson University

Master's Degree, Professional Communication · (2008 - 2010)

University of Florida

Bachelor's degree, Business Administration, Marketing · (May 2006)

University of Florida

Bachelor's degree, Business Administration and Management, General · (May 2006)

University of Florida - Warrington College Of Business

Bachelor's Degree, Business Administration - Marketing · (2002 - 2006)

University of Florida

Bachelor's degree, Business Administration and Management, General